Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

In this report, as used herein, and unless the context suggests otherwise, the terms “we,” “us,” “our” or “our company” refer to the combined business of WF Holding Limited and its consolidated subsidiaries.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission on April 30, 2026 (the “Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the Form 20-F under “Item 3. Key Information-D. Risk Factors” or in other parts of the Form 20-F.

Overview

We are a manufacturer of fiberglass reinforced plastic, or FRP, products based in Malaysia. For over 30 years, we have been providing high-quality and durable FRP products to various industries, including, among others, chemical processing, water and wastewater treatment, and power generation.

Our products range from tanks, pipes, ducts, gratings and other custom-made FRP products. We use advanced production technology and equipment and have obtained various certifications, including an ISO 9001:2015 certification from NQA. Our manufacturing capabilities allow us to design and fabricate products that meet the specific needs of our clients, ensuring high-quality and reliable performance.

As a result of our acquisition of 70% of the equity interests of The Rise Bar & Cafe Sdn. Bhd in July 2025, we are also engaged in the sale of food and beverage items; however, these operations are not material to our operations as they only represented less than 1% of our revenue during the six months ended June 30, 2026. Since these operations are not material, we have not described them in detail in this report.

Recent Developments

Authorized Share Increase and Redesignation

On July 10, 2026, our authorized capital was redesignated and reclassified from $50,000 divided into 200,000,000 ordinary shares of $0.00025 par value each to $25,000,000,000 divided into 90,000,000,000,000 ordinary shares of $0.00025 par value each and 10,000,000,000,000 class A shares of $0.00025 par value each by redesignating 10,000,000,000,000 ordinary shares, comprising 3,170,664 issued ordinary shares held by Lew Capital Private Limited, 270,000 issued ordinary shares held by LYC Capital Private Limited and 9,999,996,559,336 unissued ordinary shares into class A shares on a one-for-one basis.

Standby Equity Purchase Agreement

On July 30, 2026, we entered into a standby equity purchase agreement, or the Purchase Agreement, with an institutional investor, or the Investor, pursuant to which the Investor has agreed to purchase up to an aggregate of $30,000,000 of our ordinary shares, or the Commitment Amount, from time to time over the term of the Purchase Agreement, of which $3,000,000, or the Pre-Paid Credit, was pre-paid by the Investor on July 31, 2026. In consideration for the Investor’s commitment to purchase ordinary shares under the Purchase Agreement, we issued 750,000 ordinary shares to the Investor.

Under the terms and subject to the conditions of the Purchase Agreement, we have the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, ordinary shares in an amount of up to the Commitment Amount. We may, from time to time and at our sole discretion, for a period of twenty-four (24) months from the date of the Purchase Agreement, on any trading day that we select, provided that the closing price of our ordinary shares is equal to or greater than $0.10, direct the Investor to purchase a minimum of $100,000 and up to a maximum of $3,000,000 of ordinary shares, subject to a beneficial ownership limitation equal to 9.99% of the ordinary shares outstanding from time to time.

We will control the timing and amount of any sales of ordinary shares to the Investor. The purchase price of the ordinary shares that may be sold to the Investor under the Purchase Agreement will be equal to the lower of (i) $1.01 (equal to 50% of the closing price of our ordinary shares on the Nasdaq Capital Market on the date of the Purchase Agreement) and (ii) 50% of the lowest closing price of our ordinary shares on the Nasdaq Capital Market during the one hundred and eighty (180) trading days immediately preceding the applicable purchase request date, in each case subject to a floor price of $0.10 (subject to adjustment in the event of a share split, share dividend, recapitalization, reorganization or similar transaction).

The Purchase Agreement will automatically terminate on the earliest of (i) the first day of the month next following the 24-month anniversary of the date of the Purchase Agreement or (ii) the date on which the Investor shall have purchased ordinary shares equal to the Commitment Amount. The Purchase Agreement may also be terminated by mutual agreement of the parties. Neither party may assign or transfer its rights and obligations under the Purchase Agreement.

In connection with the foregoing transactions, on July 30, 2026, we entered into a placement agency agreement, or the Placement Agency Agreement, with Univest Securities, LLC, or the Placement Agent, pursuant to which the Placement Agent agreed to act as our exclusive placement agent in connection with the Purchase Agreement. Pursuant to the Placement Agency Agreement, the Placement Agent is entitled to (i) a cash fee equal to five percent (5%) of the aggregate gross proceeds received under the Purchase Agreement and (ii) reimbursement of reasonable travel and out-of-pocket expenses, including legal counsel fees and disbursements, in an amount not to exceed an aggregate of $50,000, subject to compliance with FINRA Rule 5110(f)(2)(D).

To date, we have issued an aggregate of 3,600,000 ordinary shares to the Investor under the Purchase Agreement for a purchase price of $1,890,000, which has been deducted from the Pre-Paid Credit.

Results of Operations

The following table sets forth key components of our results of operations during the six months ended June 30, 2026 and 2025, both in dollars and as a percentage of our revenue.

	For the Six Months Ended June 30,
	2026		2025
	Amount	% of Revenue	Amount	% of Revenue
Revenue	3,055,765	100%	$3,515,890	100.00%
Cost of sales	2,465,515	80.68%	2,321,681	66.03%
Gross profit	590,250	19.32%	1,194,209	33.97%
Administrative expenses	1,748,139	57.21%	1,469,419	41.79%
Loss from operations	(1,157,889)	(37.89)%	(275,210)	(7.83)%
Other (expense) income:
Interest expense, net	(6,845)	(0.22)%	(8,988)	(0.26)%
Fair value loss of warrant liability	(81,988,910)	(2,683.09)%	-	-
Share of profit of equity investees	730	0.02%	-	-
Other income	76,514	2.50%	20,895	0.59%
Total other (expense) income:	(81,918,511)	(2,680.79)%	11,907	0.34%
Net loss before income tax expense	(83,076,400)	(2,718.68)%	(263,303)	(7.49)%
Income tax expense	(31,910)	(1.04)%	(57,241)	(1.63)%
Net loss	(83,108,310)	(2,719.72)%	$(320,544)	(9.12)%

Revenue. We generate revenue from the sale of our FRP products and related installation and maintenance services. We also provide warranties, technical services and transportation arrangements for customers. We have also generated minimal revenue from the sale of food and beverage items. Our revenue decreased by $460,125, or 13.1%, to $3,055,765 for the six months ended June 30, 2026 from $3,515,890 for the six months ended June 30, 2025. This decrease was primarily due to a lower volume of sales orders received during the first half of 2026.

The following table summarizes our revenues by each product and service type:

	For the Six Months Ended June 30,
	2026		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Product sales	$2,586,656	84.65%	$3,065,824	87.20%
Installation and maintenance service	132,546	4.34%	142,749	4.06%
Warranty income	48,979	1.60%	41,015	1.17%
Technical service	93,447	3.06%	77,268	2.20%
Transport income	181,228	5.93%	189,034	5.37%
Food and beverages	12,909	0.42%	-	-
Total	$3,055,765	100.00%	$3,515,890	100.00%

The following table summarizes our revenues by geographical areas in which the customers were located:

	For the Six Months Ended June 30,
	2026		2025
	Amount	Percentage of Revenue	Amount	Percentage of Revenue
Malaysia	$1,039,085	34.00%	$1,037,165	29.50%
Singapore	996,895	32.62%	694,989	19.77%
Australia	937,317	30.68%	1,041,840	29.63%
China	82,468	2.70%	596,259	16.96%
Taiwan	-	-	145,637	4.14%
Total	$3,055,765	100.00%	$3,515,890	100.00%

During the six months ended June 30, 2026, the geographical distribution of our revenue was primarily driven by major project deliveries to Malaysia, Australia and Singapore. Consequently, Singapore’s share of total revenue rose from 19.77% to 32.62% due to increased project volume. Conversely, China’s share of total revenue declined sharply from 16.96% to 2.70%, primarily due to the completion projects and fewer new order rollouts during the period. Fluctuations in regional revenue distribution may vary from period to period, depending on factors such as project size, contract value, delivery timelines, and complexity of orders in our pipeline.

Cost of sales. Our cost of sales is mainly comprised of raw material costs, labor costs and sub-contracting costs. Our cost of sales increased by $143,834, or 6.2%, to $2,465,515 for the six months ended June 30, 2026 from $2,321,681 for the six months ended June 30, 2025. As a percentage of revenue, cost of sales was 80.68% and 66.03% for the six months ended June 30, 2026 and 2025, respectively. This increase was primarily driven by higher freight and transportation costs.

Gross profit. As a result of the foregoing, our gross profit decreased by $603,959, or 50.57%, to $590,250 for the six months ended June 30, 2026 from $1,194,209 for the six months ended June 30, 2025. Gross margin (percent of revenue) was 19.32% and 33.97% for the six months ended June 30, 2026 and 2025, respectively. This contraction in gross margin was primarily attributable to elevated freight and transportation expenses, alongside reduced overall sales volumes for the six months ended June 30, 2026.

Administrative expenses. Our administrative expenses primarily consist of salaries and employee benefits, depreciation, finance costs, legal and professional fees, property and related expenses and other expenses in connection with general operations. Our administrative expenses increased by $278,720, or 18.97%, to $1,748,139 for the six months ended June 30, 2026 from $1,469,419 for the six months ended June 30, 2025. As a percentage of revenue, administrative expense was 57.21% and 41.79% for the six months ended June 30, 2026 and 2025, respectively. The increase was primarily due to an expansion in operating overhead related to incremental professional fees, regulatory expenditures and investor relations expenditures.

Total other (expense) income. We had total other expense, net, of $81,918,511 for the six months ended June 30, 2026, as compared to total other income, net, of $11,907 for the six months ended June 30, 2025. Total other expense, net, for the six months ended June 30, 2026 consisted of fair value loss of warrant liability of $81,988,910 and interest expense of $6,845, offset by other income, net of $76,514 and the share of profit of equity investees of $730, while total other income, net, for the six months ended June 30, 2025, consisted of other income of $20,895, offset by interest expense of $8,988. For the six months ended June 30, 2026, we recognized a non-cash fair value loss on warrant liabilities of $81,988,910, which is included in total other (expense) income. The fair value loss on warrant liabilities reflects the initial fair value recognition of the warrants upon issuance and the required mark-to-market remeasurement immediately prior to exercise, which was primarily driven by the fair value of the underlying ordinary shares relative to the contractual exercise terms. This fair value loss on warrant liabilities is entirely non-cash and has no impact on our cash flows or operations.

Income tax expense. We incurred an income tax expense of $31,910 and $57,241 for the six months ended June 30, 2026 and 2025, respectively. The decrease in tax expense was primarily attributed to lower taxable income.

Net loss. As a result of the cumulative effect of the factors described above, our net loss was $83,108,310 for the six months ended June 30, 2026, as compared to net loss of $320,544 for the six months ended June 30, 2025, an increase of $82,787,766. As noted above, the increase was mostly due to the non-cash fair value loss of warrant liabilities.

Liquidity and Capital Resources

As of June 30, 2026, we had cash and cash equivalents of $1,360,903. To date, we have financed our operations primarily through revenue generated from operations, bank loans, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

Management has prepared estimates of operations and believes that sufficient funds will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

In June 2026, we successfully closed a private placement from which we realized approximately $5 million in gross proceeds. As of the date of this report, the Company utilized these proceeds to fund a $5.0 million refundable deposit paid to RCL Kelstar Sdn. Bhd., a Malaysian entity, for the proposed acquisition of its shares. The acquisition remains subject to the completion of due diligence. Upon successful closing, the deposit will be applied toward the total purchase consideration.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for the six months ended June 30, 2026 and 2025.

	For the Six Months Ended June 30,
	2026	2025
Net cash used in operating activities	$(5,798,328)	$(1,796,218)
Net cash used in investing activities	(57,321)	(3,166,864)
Cash provided by financing activities	4,948,556	6,809,671
Effects of foreign exchange rate	(32,763)	113,674
Net (decrease) increase in cash and cash equivalents	(939,856)	1,960,263
Cash and cash equivalents at beginning of period	2,300,759	1,190,629
Cash and cash equivalents at end of period	$1,360,903	$3,150,892

Net cash used in operating activities was $5,798,328 for the six months ended June 30, 2026, as compared to $1,796,218 for the six months ended June 30, 2025. For the six months ended June 30, 2026, our net loss of $83,108,310 and increases in other receivables, deposits and prepayments $4,618,649, offset by fair value loss on warrant liabilities $81,988,910, were the primary drivers of the net cash used in operating activities. For the six months ended June 30, 2025, our net loss of $320,544, increases in other receivables, deposits and prepayments $1,117,583 and a decrease in amount due to related parties of $600,864, offset by a decrease in inventories of $344,034, were the primary drivers of the net cash used in operating activities.

Net cash used in investing activities was $57,321 for the six months ended June 30, 2026, as compared to $3,166,864 for the six months ended June 30, 2025. The net cash used in investing activities for the six months ended June 30, 2026 consisted entirely of purchases of property and equipment, while the net cash used in investing activities for the six months ended June 30, 2025 consisted of acquisition of a subsidiary of $3,000,000 and purchases of property and equipment of $171,545, offset by proceeds from the disposal of property and equipment of $4,681.

Net cash provided by financing activities was $4,948,556 for the six months ended June 30, 2026, as compared to $6,809,671 for the six months ended June 30, 2025. The net cash provided by financing activities for the six months ended June 30, 2026 consisted of proceeds from the private placement described below of $5,000,000, offset by repayments of borrowings of $22,088 and repayments of finance lease liabilities of $29,356, while the net cash provided by financing activities for the six months ended June 30, 2025 consisted of proceeds from our initial public offering of $8,960,000, offset by offering costs of $2,087,291, repayments of borrowings of $31,828 and repayments of finance lease liabilities of $31,210.

Private Placement

On June 11, 2026, we issued and sold to certain investors 4,032,258 ordinary shares and warrants for the purchase of 40,322,580 ordinary shares for aggregate gross proceeds of $5,000,000, pursuant to a securities purchase agreement that we entered into with such purchasers on June 10, 2026. The warrants were exercisable upon issuance for a period of five (5) years at an initial exercise price of $0.248; provided that under an alternate cashless exercise option contained in the warrants, commencing on the tenth (10th) day following issuance, the holders of the warrants had the right to exercise the warrants and receive an aggregate number of ordinary shares equal to the product of (i) the aggregate number of ordinary shares that would be issuable upon a cash exercise of the warrants and (ii) 0.9. On June 22, 2026, all of the warrants were exercised under the alternate cashless exercise option resulting in the issuance of 36,290,322 ordinary shares.

Term Loan

On August 17, 2020, we entered into a term loan agreement with a bank institution for a total facility of $239,499 with a maturity date 180 months from the drawdown date, December 8, 2020, where the first instalment commenced on January 1, 2021. The loan bears an interest rate of 3.2% per annum. This loan is secured by several asset sale agreements over Shariah compliant commodities, several joint and several guarantees of certain directors of our subsidiary Win-Fung Fibreglass Sdn. Bhd., or Win-Fung, a legal charge over Win-Fung’s factory and a letter of subordination of advances from directors.

The loan is structured as a cost-plus-profit sale contract, which is a method of sale with a mark-up price where we make payment over an agreed period of time. The underlying asset for the sale transaction is a specific tradable Shariah-compliant commodity, facilitated by an asset sale agreement. In the event of default, where any payment remains outstanding for three (3) consecutive months or if the account is in excess of the limit for three (3) consecutive months, the bank reserves the right to increase the profit margin of the effective profit rate to base financing rate + 2.5% per annum, or 1.0% per annum above the effective profit rate (if the effective profit rate is base financing rate + 2.5% per annum and above), or the Default Rate, on the amount outstanding. For term financings with monthly repayments, the Default Rate may be charged if payments remain due and unpaid for three (3) months from the first day of default. The asset sale agreements include customary clauses such as negative covenants, which prohibit actions without the lender’s consent, including incurring additional indebtedness, to alter our issued capital, undertake any merger, consolidation, reorganization or amalgamation and make any prepayment of any advances or financing by our shareholders, directors, or related company. Notwithstanding any non-payments to the bank, certain events of default could lead to termination of the term loans, such as the failure to observe or perform the terms and conditions of the agreements or events significantly affecting liability to perform or comply with the terms therein.

As security for the loan, the bank requires that the property of Win-Fung’s factory to be charged to the bank as collateral.

Material Cash Requirements

Capital Expenditures

We made capital expenditures of $57,321 and $171,545 during the period ended June 30, 2026 and 2025, respectively. In these periods, our capital expenditures were mainly used for the purchase of new equipment for manufacturing and operations. We intend to fund our future capital expenditures with our existing cash balance and other financing alternatives. We plan to continue to make capital expenditures to meet the needs from the growth of our business.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations and commitments as of June 30, 2026

Contractual Obligations and Commitments	Total	Less than 1 year	1-2 years	3-5 years	More than 5 years
Bank loans	$178,474	$21,366	$42,732	$64,098	$50,278
Finance lease obligations	105,448	62,744	39,516	3,188	-
Operating lease obligations	101,038	60,276	40,209	553	-
Total	$384,960	$144,386	122,457	$67,839	$50,278

Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.

For a description of the accounting policies that, in management’s opinion, involve the most significant application of judgment or involve complex estimation and which could, if different judgment or estimates were made, materially affect our reported financial position, results of operations, or cash flows, see “Item 5. Operating and Financial Review and Prospectus-E. Critical Accounting Estimates” in the Form 20-F.